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                              September 17, 2020

       Rogerio Vivaldi Coelho, M.D.
       Chief Executive Officer
       Sigilon Therapeutics, Inc.
       100 Binney Street, Suite 600
       Cambridge, MA 02142

                                                        Re: Sigilon
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
21, 2020
                                                            CIK No. 0001821323

       Dear Dr. Vivaldi Coelho:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. Please revise to furnish the date on which you received approval of your IND submission for SIG-001 in
Hemophilia A.
   2. Please define all terms of art, such as "allogenic" and "lysosomal storage diseases" on first use.
   3. Please revise the pipeline table on pages 3 and 112 to add separate columns for each of
                                                        Phase 1, Phase 2 and
Phase 3 testing, and refrain from using "pivotal" because of the term's ambiguity.
Please also expand the table and your disclosure to provide more information about the
current status of your pre-clinical treatments. If you have
 Rogerio Vivaldi Coelho, M.D.
FirstName LastNameRogerio    Vivaldi Coelho, M.D.
Sigilon Therapeutics, Inc.
Comapany 17,
September  NameSigilon
               2020      Therapeutics, Inc.
September
Page  2    17, 2020 Page 2
FirstName LastName
         undertaken IND enabling studies for any of the treatments listed in the table, please describe these studies greater detail in the disclosure. Finally, please revise the table to more clearly show that to date only one product has received IND approval.

4.       Please remove the green stars from the piepline table on pages 3 and
112. In lieu of the
         green stars, please add narrative disclosure that explains the basis for your belief that you may receive IND approval within 24 months. Please disclose in greater detail where the products are in the process, what steps you have taken towards submitting an IND application, what risks of non-completion remain, and why you believe that 24 months is the appropriate time frame.
5. Regarding the pipeline table on pages 3 and 112, please tell us why you believe it is material to investors to include in the table the SIG-014, SIG-015 and SIG-018 programs.
         In this regard, we note based on the limited disclosure about these programs elsewhere in the prospectus that they appear to be in only a very early stage of development.
         Alternatively, please remove these programs from the table.
6. On page 5, please balance your disclosure that the company has raised "nearly $200 million" by also mentioning the company's current deficit. In this regard, we note your
         Capitalization disclosure on page 81. Alternatively, change the caption to highlight investments in the company rather than capitalization.
Risk Factors, page 12

7. We note that there are references to foreign regulators and foreign markets throughout the
         Risk Factors and other sections of your prospectus. We see that your IND submission for
         SIG-001 for Hemophilia A has been accepted in the United States and your CTA has been accepted in the United Kingdom, but we do not see other references to applications to foreign regulators. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals. Tailor the risk factors section to more closely reflect the applications you have made or are planning to make in the near term.
Use of Proceeds, page 79

8. We note the use of proceeds to fund the clinical development of additional indications for your lead candidates SIG-001 and SIG-005l. Please revise to specify how far the proceeds of the offering will take the company into the clinical development of these candidates. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction
         3 of Item 504 of Regulation S-K.
 Rogerio Vivaldi Coelho, M.D.
FirstName LastNameRogerio    Vivaldi Coelho, M.D.
Sigilon Therapeutics, Inc.
Comapany 17,
September  NameSigilon
               2020      Therapeutics, Inc.
September
Page  3    17, 2020 Page 3
FirstName LastName



Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 107

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Eli Lilly Strategic Research and Development Partnership, page 147

10. Regarding the sales-based royalties payable under the agreement, please narrow your disclosure about the royalty range in the second paragraph on page 148 so that the span of the range is no more than 10% for each tier.

Financial Statements
Note 6. Debt, page F-25

11. We note your disclosure that in June 2020, you obtained a debt covenant waiver relating to the filing of audited financial statements within 180 days of year-end. Please clearly disclose whether you are in compliance with all other debt covenants.
Part II
Item 16. Exhibits and Financial Statement Schedules., page II-3

12. Please file as an exhibit to the registration statement your loan and security agreement with Pacific Western Bank, as amended to date, or tell us why you believe it is not a material agreement.
General

13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Julia Griffith at 202-551-
         3267 to discuss how to submit the materials, if any, to us for our review.
14. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
 Rogerio Vivaldi Coelho, M.D.
Sigilon Therapeutics, Inc.
September 17, 2020
Page 4

       You may contact Nudrat Salik at 202-551-3692 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameRogerio Vivaldi Coelho, M.D.            Sincerely,
Comapany NameSigilon Therapeutics, Inc.
                                                          Division of
Corporation Finance
September 17, 2020 Page 4                                 Office of Life
Sciences
FirstName LastName